August 2, 2016

Larry Spirgel
Assistant Director
Celeste M. Murphy
Legal Branch Chief
Gregory Dundas
United States
Securities and Exchange Commission
Washington, D. C.  20549

Re:            Atlantic Acquisition, Inc.
Registration Statement on Form S-1
Filed May 27, 2016
File No. 333-211681

Dear Mr. Spirgel,

The following are the registrant's responses to your comment letter of June 23, 2016.

Prospectus Cover Page

1. Please revise your cover page. It appears that the first four lines in the fourth paragraph belong at the beginning of the first paragraph, and that the rest of the fourth paragraph along with the fifth and sixth paragraphs are duplicate disclosure.

Duplicate disclosure deleted.

Rights and Protections under Rule 419, page 5

2. Please revise to clarify, here and throughout the prospectus where appropriate, that all offering proceeds and all securities issued in connection with the offering will be held in escrow and, except for the 10% of proceeds that may be released to the company, will remain in escrow until the completion of any acquisition or the return of all funds after a lapse of 18 months when no acquisition has been consummated.

Clarified that all offering proceeds and all securities issued in connection with the offering will be held in escrow and, except for the 10% of proceeds that may be released to the company, will remain in escrow until the completion of any acquisition or the return of all funds after a lapse of 18 months when no acquisition has been consummated.

Mr. Spirgel
August 2, 2016

Risk Factors, page 9

3. We note that net offering proceeds may be as low as $4,500 and no higher than $18,000. Revise to include a risk factor that discusses how that fact may restrict the company's ability to locate a merger target.

Risk factor added disclosing that the offering proceeds may be insufficient to locate a merger target.

4. Please revise throughout so that each risk factor describes a particular risk and the discussion of each risk factor describes that risk clearly. We note, as examples only, the following risk factors where the discussion does not clearly explain the risk factor identified in the subheading.
•	"Officers and Directors may hinder operations" on page 9
•	"Potential Conflicts of Interest may result in loss of business," on page 9
•	"Prohibition to sell or offer to sell shares in escrow," page 10

Descriptions clarified.

Officers and Directors may hinder operations, page 9

5. Also please clarify the meaning of the second sentence, which begins "Messrs. Dotres, Doro, and Bubek . . . ."

Clarified to distinguish names and add the word "None of…".

Prohibition to sell or offer to sell shares in escrow . . . , page 10

6. Clarify what is meant by "a significant period of time."

Clarified that this may extend " up to the maximum period of the escrow which is 18 months from the date of the effectiveness of the registration statement."

No operating history or revenue and minimal assets results in no assurance of success, page 10

7. You state that the company will have to sell additional common stock or otherwise raise additional capital in order to implement its business plan of merging with another company. However, on page 26, under "General Business Plan" you state that you do not have any capital and do not expect to have any capital to attract a merger partner. Please revise here and throughout the prospectus to clarify your future needs for raising additional capital.

Clarified to reflect management's belief that funds raised form the offering should be sufficient to merge with or acquire an acquisition target.

Mr. Spirgel
August 2, 2016

Conflicts relating to the location of merger/acquisition candidates, page 11

8. In the first sentence you refer to "our officers and director," yet you confusingly use words in the singular such as "is actively involved" and "allocating his time." Please revise this syntax here and elsewhere in the prospectus to avoid such confusion and to clarify how many officers and directors you have.

Clarified and revised for consistency.

Use of Proceeds, page 15

9. Revise the table to clarify the significance of the line identified as "net offering proceeds."

Revised to clarify that Net offering proceeds reflects the proceeds after the 10% which is releaseable to the Company under Rule 419 has been released.

Background of Directors, Executive Officers, Promoters and Control Persons, page 30
Miguel Dotres, page 31

10. Please revise this entire section to provide a clearer account of Mr. Dotres's involvement with each company that began as a blank-check company. Focus your disclosure on the current status of each company with regard to its blank-check condition and where it stands with respect to finding a acquisition target, and how Mr. Dotres has contributed to that process. Revise to resolve inconsistencies with other disclosure. For example, you state on page 32 in the first footnote to the chart that Mr. Dotres resigned from all his positions with OICco Acquisition Inc., yet in the following paragraph your language suggests that he is currently involved with bringing the company's periodic reports up to date and is currently involved with identifying a second acquisition target. If you choose to keep the chart in your disclosure, clarify why the filing of periodic reports is material to investors or delete this information. Also clarify the significance of the right-hand column referring to Miguel Dotres's "future" interest in each company.

Mr. Dotres has resigned and therefore this section has been deleted as it relates to Mr. Dotres.

Conflicts of Interest, page 34

11. Please revise to state how many blank-check companies Mr. Dotres has an interest in, and provide the names of the companies. State how many additional blank-check companies he expects to establish in the next 18 months.

Mr. Dotres has resigned and therefore this section has been deleted as it relates to Mr. Dotres.

Mr. Spirgel
August 2, 2016

12. When you state in the last paragraph that each potential merger partner would be given the opportunity to select among several vehicles owned by Mr. Dotres, clarify on what basis such a choice might be made, in light of the statement in the first paragraph of this section that Mr. Dotres's other blank-check companies would have essentially the same structure and same shareholders.

Mr. Dotres has resigned and therefore this section has been deleted as it relates to Mr. Dotres.

Directors, page 34

13. Please revise to state the current number of directors.

Revised.

Signature Page, page II-5

14. Please revise to identify the appropriate individuals as principal executive officer, principal financial officer, and controller or principal accounting officer. Refer to Instruction 1 of Form S-1.

Principal executive officer, principal financial officer and principal accounting officer noted in the signature lines.

Very truly yours,

/s/ Benny Doro
Benny Doro
President